UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) # 35.300.332.067

MINUTES OF THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING HELD ON APRIL 30, 2015

DATE, TIME, AND PLACE: April 30, 2015, at 4:00 p.m., at the Auditorium of  Banco Santander (Brasil) S.A.´s main place of business (“Banco Santander” or “Company”), at Avenida Presidente Juscelino Kubitschek, No. 2235 – 1st mezzanine, Vila Olímpia – São Paulo – SP.

ATTENDANCE: (i) Shareholders representing more than ninety two per cent (92%) of the voting capital of Banco Santander, as verified by the signatures apposed on the Shareholders’ Attendance Book. Also present: (i) Mr. Andres Eugenio Brusa, Superintendent of the Human Resources department; (ii) Mr. Reginaldo Antonio Ribeiro, Officer of the Company; (ii) Mr. Andre Miguel do Nascimento, Company´s accountant; and (iv) Mr. Gilberto B. de Souza, representing Deloitte Touche Tohmatsu Auditores Independentes, external auditor of the Company.

BOARD: Chairman: Mrs. Mara Regina Lima Alves Garcia; Secretary: Mr. Mauro Eduardo Guizeline.

CALL AND LEGAL PUBLICATIONS: (1) Call Notice published in the “Diário Oficial do Estado de São Paulo” (Brazilian State Gazette) on March 28th and 31st and April 1st, 2015,  and in the newspaper “Valor Econômico” on March 30th and 31st, April 1st, 2015; and (2) Financial Statements of the Company related to the  fiscal year ended on December 31st, 2014, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report, published in the DOESP and in the newspaper “Valor Econômico”, in editions of February 4th, 2015.

AGENDA:

ORDINARY SHAREHOLDERS MEETING:

(a) To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2014, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

[Free English Translation]

(b) To DECIDE on the destination of the net profit of the fiscal year of 2014 and the distribution of dividends;

(c) To ELECT the members of the Company’s Board of Directors for a new term of office;

(d) To FIX the annual overall consideration of the Company´s management and members of Audit Committee.

EXTRAORDINARY SHAREHOLDERS MEETING:

(a) To DECIDE on the amendment of the term of payment of dividends and interest on capital related specifically to the year of 2015, to not more than one hundred and eighty (180) days counted from its declaration by the Company’s Board of Directors and in any circumstances within this fiscal year, according to the Board of Directors´ proposal in the meeting held on March 18, 2015; and

(b) To APPROVE the regulations related to the Deferment Plans regarding year 2014, for officers, employees of management level and other employees of the Company and companies under its control, according to the proposal approved by the Board of Directors, on a meeting held on March 18, 2015.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of the documents related to the matters to be approved in the Ordinary and Extraordinary Shareholders Meeting was dismissed, considering that are entirely knew by the shareholders and were disclosed on website www.cvm.gov.br on March 27, 2015, as per Instruction CVM No. 481, of December 17, 2009, of the Brazilian Securities and Exchange Commission – CVM, with the amendments introduced by Instructions CVM No. 552/14 and 561/15; (2) The declarations of votes, objections and dissidences eventually submitted shall be numbered, received and certified by the Board, and shall remain on file at the Company’s main place of business, pursuant to article 130, first paragraph, of Law 6,404/76; and (3) Authorized the drafting of these minutes in an abridged form, and its publishing without the signatures of the totality of the shareholders, pursuant to article 130, paragraphs 1st and 2nd, of Law 6,404/76, respectively.

RESOLUTIONS: Following the discussions related to the matters of the Agenda, the attending shareholders of the Company representing more than ninety one per cent (91%) of the voting capital, resolved to:

[Free English Translation]

ORDINARY SHAREHOLDERS MEETING:

(a) With abstention of the legally prevented, TO APPROVE the management accounts and the individual and consolidated Company’s Financial Statements related to the fiscal year ended on December 31, 2014, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report, everything as proposed by the Board of  Executive Officers, with favorable opinion of the Board of Directors, in the meetings held on February 2nd, 2015, respectively;

(b) TO APPROVE on the destination of the net profit of the fiscal year ended on December 31, 2014, at the amount of two billion, one hundred and fifty two million, nine hundred and four thousand, and fifty three reais and forty seven cents (R$ 2,152,904,053.47), namely: a) 5% (five per cent), corresponding to one hundred and seven million, six hundred and forty five thousand, two hundred and two reais and sixty seven cents (R$ 107,645,202.67); for the Legal Reserve account, pursuant to article 193 of Law No. 6.404/76 and article 36, item I of Company’s By-laws; b) one billion, four hundred and thirty million, one hundred and ninety two thousand, six hundred and sixty four reais and eighty four cents (R$ 1,430,192,664.84), as dividends and interest on shareholders’, namely: b.1) six hundred and ninety million reais (R$ 690,000,000.00) as interest on shareholders’ equity imputed to the value of minimum mandatory dividends, which have been the subject matter of a resolution in Meetings of the Executive Board of the Company on December 29th, 2014; and in Meetings of the Board of Directors held on December 30th, 2014; and b.2)  seven hundred and forty million, one hundred and ninety two thousand, six hundred and sixty four reais and eighty four cents (R$ 740,192,664.84), as interim and intermediary dividends, which have been the subject matter of a resolution in Meetings of the Executive Board of the Company on March 25, June 24 and September 23, 2014; and in Meetings of the Board of Directors held on March 26 and 28, June 25 and 26, and September 24 and 25, 2014; and c) the balance of net income remaining after the distributions above, the value of six hundred and fifteen million, sixty six thousand, one hundred and eighty five reais and ninety six cents (R$ 615,066,185.96), to the Dividend-Equalization Reserve account, as provided for in article 36, item III, item a, of the Company’s By-Laws, everything as proposed by the Board of  Executive Officers, with favorable opinion of the Board of Directors, in the meetings held on January 28 and February 2, 2015, respectively. The above mentioned interest on capital and dividends were paid to the shareholders, as from August 28, 2014 and February 26, 2015, according to the Notice to Shareholders of March 26 and 28, June 25 and 26, September 24 and 25 and December 30, 2014, published in the DOESP, in edition of March 27 and 29, June 26 and 27, September 25 and 26, 2014 and January 08, 2015, respectively; and in the newspaper “Valor Econômico”, in editions of March 27 and 29, June 26 and 27, September 25 and 26, 2014 and January 08, 2015, respectively; and

[Free English Translation]

(c) Pursuant to paragraph first, of article 14, of the Company’s Bylaws, TO SETTLE that ten (10) will be the number of members to be elected for the Board of Directors in this Ordinary Shareholders Meeting and to ELECT the members of the Company’s Board of Directors for a new term of office that shall endure up to the Ordinary Shareholders Meeting of the Company to be held on the fiscal year of 2017, as follows: Chairman of the Board of Directors: Mr. Sergio Agapito Lires Rial (ID No. 04.621.473-0 IFP/RJ -  CPF/MF No. 595.644.157-72), Brazilian, single, economist, with business address at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo – SP; Vice-Chairman of the Board of Directors: Mr. Jesús Maria Zabalza Lotina, Spanish citizen, married, engineer, bearer of the Passport # AAG026463, resident and domiciled in São Paulo, capital of the State of São Paulo, with business address at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo; and Directors: Mr. Conrado Engel, (Id Card #12849016-7 SSP/SC, CPF/MF # 025.984.758-52), Brazilian citizen, married, engineer, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo – SP; Mr. José Antonio Alvarez Alvarez (Id Card # A1005039400 - Passport # AA261236), a Spanish citizen, married, executive, resident and domiciled in Madrid, Spain, with business address at Edifício Pereda – planta 1ª, 28660, Boadilla del Monte, Madrid, Spain; Mr. José Maria Nus Badía (Passport # AAJ040239), a Spanish citizen, married, economist, resident and domiciled in Madrid, Spain, with business address at Edifício Pereda – planta 1ª, 28660, Boadilla del Monte, Madrid, Spain; Mr. José de Paiva Ferreira (RNE # W274948-B - CPF/MF # 007.805.468-06), a Portuguese citizen, married, administrator, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo – SP; Independent Directors: Mr. Álvaro Antônio Cardoso de Souza (RNE # W401505-E - CPF/MF 249.630.118-91), Portuguese, married, economist and business administrator, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo – SP; Mr. Celso Clemente Giacometti (RG # 3.179.758-1 SSP/SP – CPF/MF # 029.303.408-78), a Brazilian citizen, married, business administrator, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo – SP; Mrs. Marília Artimonte Rocca (Id Card # 24.938.902-2 SSP/SP - CPF/MF # 252.935.048-51), Brazilian citizen, judicial separated, businesswoman, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo – SP; and Mrs. Viviane Senna Lalli (Id Card # 7.538.713-X SSP/SP – CPF/MF # 077.538.178-09), a Brazilian citizen, widow, businesswoman, resident and domiciled in the city of São Paulo - SP, with business address at Rua Dr. Olavo Egídio, 287 – 16o floor, São Paulo – SP. Mr. Álvaro Antônio

[Free English Translation]

Cardoso de Souza, Mr Celso Clemente Giacometti, Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli are considered Independent Directors, as defined in Paragraph 3º of article 14 of the By-laws. It is recorded in this minutes that, according to the declarations presented to the Company, the Board of Directors’ members just elected (i) are not involved in any crime that would prevent them from performing commercial activities, particularly those mentioned on paragraphs 1st and 2nd of Article 147 of the Corporate Law; (ii) fulfill the requirements settle on Resolution No. 4.122, of August 2nd, 2012, of the National Monetary Council; and (iii) shall only take office to which they were elected after approval of their election by the Central Bank of Brazil and by means of the subscription of the declaration under Article 2 of Instruction CVM No. 367, of May 29, 2002; and

(d) With abstention of the legally prevented, TO FIX the annual overall consideration of the Company´s management, in the total amount of up to R$ 300,000,000.00 (three hundred million reais) for the fiscal year of 2015, and for the Audit Committee in the amount of up to R$ 3,000,000.00 (three million reais), for the period of twelve (12) months beginning on January 1st, 2015, everything as proposed by the Board of Directors, in the meeting held on March 18, 2015.

EXTRAORDINARY SHAREHOLDERS MEETING:

(a) TO APPROVE, pursuant to article 205, paragraph 3 of Law 6,404/76, the amendment of the term of payment of dividends and/or interest on capital related specifically to the year of 2015, to not more than one hundred and eighty (180) days counted from its declaration by the Company’s Board of Directors and shall be applied, including, to the payment of dividends and interest on capital approved by Board of Directors, in the meeting held on March 18th, 2015; and

(b) TO APPROVE the regulations related to the Deferment Plans regarding year 2014, for officers, employees of management level and other employees of the Company and companies under its control, according to the proposal approved by the Board of Directors, on a meeting held on March 18, 2015.

The shareholders Mr. Camilo Fernandes dos Santos, Maria Rosani Gregorutti Ariyama Hashizumi, Mauricio Nobuitti Danno, Nivaldo Herminio de Carvalho, Sergio Augusto Sobrinho, Wagner Cabanal Mendes, Welington Prado Correa, AFUBESP - Associação dos Funcionários do Grupo Santander Banespa, Banesprev and Cabesp, and Union of Bank Employees of São Paulo, Osasco and Area, submitted their written votes against all the items of the Ordinary and Extraordinary Shareholders Meeting, which were accepted by the Board and shall be filled in the main place of business of the Company.

[Free English Translation]

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the Chairwoman, the Secretary and by the controlling shareholders.

BOARD: Mara Regina Lima Alves Garcia – Chairwoman; Mauro Eduardo Guizeline – Secretary. Shareholders: BANCO SANTANDER, S.A.; GRUPO EMPRESARIAL SANTANDER, S.L.; and STERREBEECK, B.V. – Beatriz Arruda Outeiro – attorney-in-fact.

We certify that this is a true transcript of the minutes recorded in Minutes of the Shareholders Meeting Book of the Company.

Mara Regina Lima Alves Garcia

Chairwoman

Mauro Eduardo Guizeline

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 30, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer